UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

24 February 2017
London

Press Release

PEARSON 2016 PRELIMINARY RESULTS (UNAUDITED)
Pearson, the world’s learning company, is announcing its preliminary full year results for 2016, following its 18 January trading statement. Key headlines include:

●
2016 operating profit and eps slightly better than January 2017 guidance. Strong 2016 cash conversion
o
Sales of £4,552m declined 8% in underlying terms. Good growth in Pearson VUE, US Virtual Schools Online Program Management and Wall Street English in China was more than offset by expected declines in US and UK student assessment and US school courseware, and a much worse than expected decline in North American higher education courseware, as detailed in our 18 January trading statement.
o
Deferred revenue was broadly level in underlying terms and is now 18% of our revenues (2015: 16.5%).
o
Adjusted operating profit of £635m was down 21% in underlying terms due to weaker revenues, the partial reinstatement of incentives and other operational factors, partially offset by cost savings from the restructuring plan announced in January 2016, a larger contribution from Penguin Random House, helped in part by modest one-off benefits from the integration programme, and a return to profit in our Growth segment.
o
Adjusted earnings per share fell 16% to 58.8p reflecting weaker operating results, higher interest and a higher tax rate of 16.5%, offset by the strength of the US Dollar and other currencies against Sterling.
o
Operating cash flow increased 52% benefitting from tight working capital control, lower cash incentive payments and the weakness of Sterling. Our cash conversion increased to 104% (2015: 60%).
o
Net debt increased to £1,092m (2015: £654m) reflecting the strengthening of the US Dollar relative to Sterling and restructuring costs.
o
Digital & services revenues now make up 68% of our total revenues (2015: 65%). We have made good progress in simplifying our technology platforms and seen strong growth in key digital products Revel, iLit, Q-Interactive, Connections Education and global wins in Online Program Management.

●
2016 statutory results and goodwill impairment: Statutory loss for the year of £2,335m included an impairment of goodwill of £2,548m. This impairment charge is consistent with the challenging market conditions which we disclosed in January, and which resulted in an outlook for profit which is approximately £180m lower than previously anticipated.

●
2016 restructuring program: Our 2016 restructuring program was delivered in full, reducing our cost base exiting 2016 by £425m at a cost of £338m. Adjusting for the impact of currency our plan delivered slightly higher benefits at a slightly lower cost than planned.

●
2017 guidance, strategic actions to accelerate digital, simplify the portfolio and preserve financial flexibility
o
2017 outlook in line with 18 January trading statement: Our guidance range is for operating profit in 2017 of £570m to £630m, adjusted earnings per share of 48.5p to 55.5p and cash conversion in excess of 90%. This is based on our existing portfolio, a 2017 net interest charge of £74m, a tax rate of approximately 20%, and exchange rates on 31 December 2016.
o
Trading in early 2017: Our early trading is in line with expectations. The phasing in our North American higher education courseware business in 2017 will show a benefit from returns normalising in the first half, whilst the underlying market pressures we have described will impact gross sales primarily in the second half.

o
Higher education courseware strategic actions: On 18 January we announced a series of actions, accelerating our work to simplify our product technology platform and enhancing our courseware service capabilities with £50m of additional investment, reducing eBook rental prices and launching our own print rental program piloting with an initial group of 50 titles made available through Pearson’s approved rental partners. We have reduced prices for eBook rental across 2,000 titles, have made good progress on our print rental program and are today announcing details of the first wave of new digital products with greater personalisation, enhanced engagement and cognitive tutoring.
o
Simplifying Pearson
■
Penguin Random House: With the integration of Penguin Random House complete, and with greater industry-wide stability on digital terms, we have issued an exit notice regarding our 47% stake in Penguin Random House to our JV partner Bertelsmann, in the contractual window, with a view to selling our stake or recapitalising the business and extracting a dividend. We will use proceeds from this action to maintain a strong balance sheet; invest in our business; and return excess capital to shareholders whilst retaining a solid investment grade credit rating. Our guidance assumes ownership of our stake in PRH for all of 2017.
■
Direct Delivery: We will continue to reduce our exposure to large scale direct delivery services and focus on more scalable online, virtual, and blended services, across our portfolio. We are today announcing that Pearson has initiated processes to explore a potential partnership for our English language learning business Wall Street English (WSE) and the possible sale of our English test preparation business Global Education (GEDU). These processes are at an early stage and there is no certainty that they will lead to transactions. In 2016, these businesses contributed £253m of revenues and £3m of adjusted operating income. Our guidance assumes ownership of both for all of 2017.
■
Efficiency: We continue to manage our costs tightly. We will take further actions to improve the overall efficiency of the company and continue to realign our cost base to reflect the changing needs of our markets. We will update on our plans through the year.
o
Preserving financial flexibility
■
Debt repayment: To ensure efficient use of the cash balances we held at 31 December 2016, we are today announcing that we will trigger the early repayment option on our $550m 6.25% Global Dollar bonds 2018.
■
Rebasing the dividend: As already communicated in January, we intend to recommend a final dividend of 34p for an overall 2016 dividend of 52p in line with our guidance, but as a result of the factors above we intend to rebase our dividend from 2017 onwards.

Pearson’s chief executive John Fallon said:

“2016 was a challenging year for Pearson, but we remain the global leader in education, with a strong market position.

"Our priorities for 2017 are clear. We will continue to accelerate our digital transformation, simplify our portfolio, control our costs, and focus our investment on the biggest growth opportunities in education.”

Pearson’s results presentation for investors and analysts will be audiocast live today from 0900 (GMT) and available for replay from 1200 (GMT) via www.pearson.com. High resolution photographs for the media are available from our website www.pearson.com.

FINANCIAL SUMMARY

£ millions	2016	2015	Headline growth	CER growth	Underlying growth
Business performance
Sales	4,552	4,468	2%	(9)%	(8)%
Adjusted operating profit	635	723	(12)%	(27)%	(21)%
Adjusted earnings per share	58.8p	70.3p	(16)%
Operating cash flow	663	435	52%
Net debt	(1,092)	(654)	(67)%
Statutory results
Sales	4,552	4,468	2%
Operating (loss)/profit	(2,497)	(404)
(Loss)/profit before tax	(2,557)	(433)
(Loss)/Profit for the year	(2,335)	823
Basic earnings per share	(286.6)p	101.2p
Cash generated from operations	522	518	1%
Dividend per share	52p	52p	0%
Throughout this announcement:
a) Growth rates are stated on a constant exchange rate (CER) basis unless otherwise stated. Where quoted, underlying growth rates exclude both currency movements and portfolio changes. Unless otherwise stated, in 2015 sales exclude FT Group, while total adjusted operating profits include FT Group. Continuing operations exclude FT Group.
b) The ‘business performance’ measures are non-GAAP measures and are included as they are key financial measures used by management to evaluate performance and also for investors to track the underlying operational performance of the Group. Reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7 and 16.

DIVISIONAL ANALYSIS – GEOGRAPHY

£ millions	2016	2015	Headline growth	CER growth	Underlying growth
Sales
North America	2,981	2,940	1%	(12)%	(10)%
Core	803	815	(1)%	(7)%	(4)%
Growth	768	713	8%	0%	(1)%
Continuing operations	4,552	4,468	2%	(9)%	(8)%
FT Group	--	312	n/a	n/a	n/a
Total sales	4,552	4,780	(5)%	(15)%	(8)%
Adjusted operating profit/(loss)
North America	420	480	(13)%	(28)%	(28)%
Core	57	105	(46)%	(51)%	(51)%
Growth	29	(3)	n/a	n/a	n/a
Penguin Random House	129	90	43%	23%	23%
Adjusted operating profit from continuing operations	635	672	(6)%	(21)%	(21)%
FT Group	--	51	n/a	n/a	n/a
Total adjusted operating profit	635	723	(12)%	(27)%	(21)%

2015 results reflect FT Group in discontinued operations and changes in management responsibilities between the Geographies, which were effective from 1 January 2016.

2017 OUTLOOK

In 2017, we expect to report adjusted operating profit of between £570m and £630m. This reflects the impact of the in-year benefits from the 2016 restructuring offset by ongoing challenging conditions in North America higher education courseware, the reinstatement of the employee incentive pool, other operational factors (including dual running costs as we rationalise our technology infrastructure, cost inflation and increased investment relating to new product launches) and the impact of some small disposals of sub-scale businesses.

We expect adjusted earnings per share to be between 48.5p and 55.5p, after an interest charge of £74m and a tax rate of approximately 20%. This guidance is based on our current portfolio of businesses and exchange rates on 31 December 2016.

The major factors behind this guidance are as follows:

TRADING CONDITIONS

In North America, our largest market, our guidance for 2017 is based on assumptions of further declines in enrolment and other pressures in the North American higher education courseware market. The top of the range implies that this is offset as the impact of the 2016 inventory correction at key channel partners partially unwinds with lower returns resulting in net revenue growth in our North American higher education courseware business of approximately 1%. The bottom of our guidance range assumes that inventory levels continue to fall resulting in a 7% net revenue decline. In both cases, we assume an underlying decline in demand of between 6% and 7% in demand for North American higher education courseware.

Elsewhere in North America, we anticipate modest declines in school courseware revenues reflecting a slightly larger adoption market offset by our lower participation rate due to our earlier decision not to compete in the current California English Language Arts (ELA) adoption; and flat revenues in Open Territories reflecting a smaller impact from new products after a very successful 2016. We expect some continued pressure on testing revenues in North America due the annualisation of contract losses announced in 2015 and the roll off of temporary contracts won in 2016, together with a further shift to digital tests which reduces revenue but benefits margins. Connections Education will see double-digit growth in enrolment partially offset by some virtual school partners choosing to take some non-core services in-house. Online Program Management and professional certification will continue to grow well.

In our Core markets (which include the UK, Italy and Australia), we anticipate flat revenues with continued growth in Pearson Test of English Academic and in Online Program Management due to program additions and new customer wins; growth in UK school and higher education courseware due to a strong slate of new products aligned with Pearson qualifications; offset by modest declines in UK student assessment, where revenue will lag the greater stability that we are now seeing in vocational course registrations; together with business exits and weakness in smaller markets.

In our Growth markets (which include Brazil, China, India and South Africa) we expect a modest increase in revenues; with growth in China driven by new product offerings and centre openings at Wall Street English; in South Africa due to improving enrolments in CTI our private university; and in Brazil on evidence of greater economic stability. We expect courseware businesses across Growth to grow well on new product launches, offsetting some business exits as we focus on fewer, larger opportunities.

In Penguin Random House, we anticipate a broadly level publishing performance.

PORTFOLIO CHANGES

We completed the sale of a number of small subscale businesses which combined have the effect of reducing 2017 Adjusted Operating Profit by £10m.

OTHER OPERATIONAL FACTORS

INCENTIVE COMPENSATION

Group incentive compensation increased by £55m in 2016, lower than the budgeted £110m reflecting the weakness of performance versus budget. The incentive pool will be reinstated in 2017 to ensure our work force is properly incentivised.

CURRENCY MOVEMENTS

In 2016, Pearson generated approximately 62% of its sales in the US, 7% in Greater China, 5% in the Euro zone, 3% in Brazil, 3% in Canada, 2% in Australia, 2% in South Africa and 1% in India and our guidance is based on exchange rates at 31 December 2016.

DEBT REPAYMENT

To ensure efficient use of the cash balances we held at 31 December 2016, we are today announcing that we will trigger the early repayment option on our $550m 6.25% Global Dollar bonds 2018.

INTEREST AND TAX

We expect our interest charge to be £74m (2016: £59m) due to currency movements and increases in US Dollar LIBOR.

We expect an adjusted tax rate of approximately 20% on our total adjusted profit (which includes the post-tax contribution from Penguin Random House).

For more information
T + 44 (0)20 7010 2310
Investors: Tom Waldron
Press: Brendan O’Grady

Ends

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/investors). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

STRATEGIC OVERVIEW

Pearson is the world’s learning company, with world-class educational content and assessment. Our strategy is to combine these strengths with new digital capabilities, to create products and services that are scalable and replicable with recurring earnings streams, enabling more personalized learning and more effective teaching, and over time improving learning outcomes.

Structural pressures in some markets together with cyclical and transitional issues have led to a challenging operating environment for Pearson. To remain focused on this opportunity, whilst dealing with challenging markets, we have made significant portfolio and management changes, completed a major restructuring which has exceeded its objective of £350m of cost savings, embarked on a broad-based simplification programme and continued to invest £700m-£750m per year in our portfolio of products and services.

Over the last four years, we have been investing steadily to develop new digital products and services, and forge broader partnerships with academic institutions, that enable us to capitalise on our scale and exploit the opportunities in global education. These new products and services include:

1.
Adaptive, personalised “next generation” digital courseware which enhances the productivity of teachers and helps students learn more effectively across our global markets;
2.
New qualifications and certifications that help students to translate education into employment by assessing career relevant knowledge and skills, providing quality assurance to schools, universities and employers;
3.
A new platform by which we can meet the growing demand for high quality virtual and blended schooling at greater scale, both in the US and globally; and
4.
Online Program Management partnerships with an increasing number of universities, aimed at meeting the growing global demand for more flexible, effective and good value higher education.

To further focus on these opportunities, we have also been simplifying Pearson’s portfolio of businesses. We have successfully merged Penguin with Random House, to create the world’s leading trade publisher, strengthening its position in a market facing digital disruption, and generating significant cost savings. We have completed Pearson’s exit from the financial news and information market with the sales of The Financial Times Group, Mergermarket and our stake in The Economist Group. We have continued to reshape our portfolio of education assets, to reflect our tighter strategic focus, with the sale of PowerSchool, Fronter and a number of print textbooks lists, and the acquisition of Grupo Multi.

With the integration of Penguin Random House complete, and with greater industry-wide stability on digital terms, we have issued an exit notice regarding our 47% stake in Penguin Random House to our JV partner Bertelsmann, in the contractual window, with a view to selling our stake or recapitalising the business and extracting a dividend.

In addition, we have today announced that we have initiated processes to explore potential partnership for our English language learning business Wall Street English (WSE) and possible sale of our English test preparation business Global Education (GEDU) as we reduce our exposure to large scale direct delivery services and focus on more scalable online, virtual, and blended services.

We have also simplified the company in a number of other important ways:

1.
As print volumes decline, we have significantly reduced our analogue fixed cost base. For example, over the last four years Pearson operated warehouse volume has fallen from 6.4m square feet to less than 1m square feet;
2.
We have been simplifying the fragmentation and duplication of our back office and enterprise infrastructure; implementing major efficiency improvements across all our enabling functions - technology, finance, HR; rationalising our property portfolio; and renegotiating and consolidating major supplier agreements to drive greater cost efficiency;
3.
We have reduced the geographical complexity of Pearson, by concentrating our owned operations in fewer markets. For example, Pearson moved to a distributor model in more than 20 markets between 2012 and 2016; and
4.
In 2016 we combined our lines of business for courseware into a single product organisation to rationalise and integrate our product development capabilities and to focus more on adaptive, personalised “next generation” courseware. We also integrated our North America based assessment operations to focus more on adaptive, personalised, online assessment in an era of "fewer, smarter" tests.

This strategy is creating a more focused, scalable business, with more digital products, running on unified platforms that improve learning outcomes and position Pearson to grow again.

FINANCIAL OVERVIEW

Profit & loss statement. In 2016, Pearson’s sales increased by £84m in headline terms to £4.6bn. Total continuing adjusted operating profit fell £37m to £635m (2015: £672m).

Currency movements, primarily from the depreciation of Sterling against the US Dollar during the period, increased sales by £486m and operating profits by £106m.

At constant exchange rates (ie stripping out the impact of those currency movements), our sales fell by 9% primarily due to weakness in North American higher education courseware, US K12 assessment and courseware and UK student assessment; and adjusted operating profit fell by 21% due to lower revenues.

The effect of disposals reduced sales by £63m and continuing adjusted operating profits by £2m.

Stripping out the impact of portfolio changes and currency movements, revenues were down 8% in underlying terms while adjusted operating profit fell 21%.

Net interest payable in 2016 was £59m, compared to £46m in 2015. Interest rose due to the weakness of Sterling and lower released accrued interest payments following agreement on historical tax positions.

Our adjusted tax rate in 2016 was 16.5% (2015: 15.5%). The increase in tax rate was primarily due to a smaller benefit from adjustments arising from the agreement of historical tax positions, partially offset by a larger proportion of total adjusted profits coming from joint ventures and associates, from which tax has already been deducted.

Adjusted earnings per share were 58.8p (2015: 70.3p).

Cash generation. Headline operating cash flow increased by £228m to £663m and operating cash conversion rose to 104% from 60% due to lower cash incentive payments and tight working capital control.

Return on invested capital. Our return on average invested capital was 5.0% (2015: 5.8%) primarily due to lower adjusted operating profit

Statutory results. Our statutory results showed a loss for the year after tax of £2,335m, including an impairment of goodwill of £2,548m, reflecting trading pressures in our North American businesses.

Balance sheet. Our net debt increased to £1,092m (2015: £654m) reflecting the strengthening of the US Dollar relative to Sterling and restructuring costs. Pearson’s net debt/EBITDA ratio remains solid at 1.4x (2015: 0.8x).

Dividend. The Board is proposing a flat final dividend of 34p, which results in an overall 2016 dividend of 52p, flat on 2015, subject to shareholder approval.

NORTH AMERICA (65% of group revenues)
Revenues rose 1% in headline terms benefiting from a stronger US Dollar, but declined 10% in underlying terms due to a significant decline in higher education courseware, together with anticipated declines in school assessment, due to previously announced contract losses and in school courseware, due to a smaller adoption market and our lower participation rate, partially offset by growth in professional certification, virtual and blended schools and Online Program Management (OPM).

Adjusted operating profits fell 13% in headline terms and 28% at CER and underlying due primarily to the impact of lower sales in higher education courseware.

Courseware
In School, revenue declined 10% with a smaller new Adoption Market and our lower participation rate partially offset by good growth and market share gains in Open Territories resulting from new product launches. Our new adoption participation rate fell from over 90% in 2015 to 64% in 2016 due to our decision not to compete for the California Grades K-8 English Language Arts (ELA) adoption with a core basal programme. We won an estimated 30% share of adoptions competed for (31% in 2015) and 19% of total new adoption expenditure of $470m (29% of $730m in 2015) driven by strong performance in Indiana Math and Social Studies and South Carolina Science and Social Studies. In Open Territories, we grew strongly benefiting from our new MyPerspectives programme in Grades 6-12 ELA, ReadyGen, Investigations 3.0, the extension of enVisionMATH to cover Grades 6-8 and growth in our digital reading intervention programme, iLit.

In Higher Education, total US College enrolments fell 1.4%, with combined two-year public and four-year for-profit enrolments declining 5.0%, affected by rising employment rates and regulatory change impacting the for-profit and developmental learning sectors, partially offset by modest growth in combined enrolments at four year public and private not for profit institutions. Net revenues in our higher education courseware business declined an unprecedented 18% during the year. We estimate 2% of this decline was driven by lower enrolment, particularly in Community College and amongst older students; 3-4% by an accelerated impact from rental in the secondary market; and approximately 12% due to an inventory correction in the channel reflecting the cumulative impact of these factors in prior years. Underlying market share trends remained stable and our market share in the 12 months to January 2017 was 40.4%. During 2016 we performed strongly in Science and Business & Economics with key titles including Appling Biochemistry: Concepts & Connections 1e, Amerman Human Anatomy & Physiology 1e, Marieb Human Anatomy & Physiology 10e, Young, Freedman University Physics 14e and Parkin Economics 12e. Global digital registrations of MyLab and related products grew 2%. In North America, digital registrations grew 2% with good growth in Science, Business & Economics and Revel partly offset by continued softness in Developmental Mathematics. Skill Builder Adaptive Practice, our in-house adaptive homework solution launched in over 60 titles in 2016. Faculty generated studies indicate that the use of MyLab, Mastering and Revel programmes, as part of a broader course redesign, can support improvements in student test scores and lower institutional cost (http://pear.sn/IZxLE). Findings from an efficacy study suggest that students in Developmental Mathematics courses who complete on average 50 of the learning objectives in MyMathLab-Developmental double their odds of passing the course; and that users of MyWritingLab who complete seven topics increase their final Exam Scores by around 14%. In another study at a mid-sized university in the Midwest during the 2015-16 academic year, students using MyITLab were able to raise their exam scores by half a letter grade for every seven additional MyLab IT activities attempted.In institutional courseware solutions, Pearson signed 148 large-scale, enterprise adoptions of Direct Digital Access (DDA), where content is purchased via an upfront course fee and integrated with university IT systems. New signings in the year included University of Tennessee – Knoxville (UTK) and Kentucky State University (KYSU).

Assessment
In School Assessment (State and National Assessments), revenues declined 22% due to previously announced contract losses. The states of Arkansas, Mississippi and Ohio discontinued PARCC assessments and we ceased to administer the majority of the current Texas STAAR contract, as announced in 2015. We replaced the loss from Massachusetts leaving PARCC by winning a five year subcontract to deliver Massachusetts’ new custom assessment. We were awarded a one-year emergency contract in Tennessee to score and report 2016 state assessments. Kentucky renewed a contract with Pearson for two years to provide its state assessments in Math, English Language Arts, and Science. Arizona extended Pearson’s contract to provide the English language learner assessments for the 2016-2017 school year, while Colorado extended a contract with Pearson to provide PARCC, science, and social studies assessments. We won new contracts in Delaware for social studies assessment and a subcontract to develop high school math and English language arts assessments in Louisiana. We delivered 23.6 million standardised online tests to K12 students, a reduction of 11% from 2015 due to overall reduction in test counts across contracts. Paper based standardised test volumes fell 33% to 21.9 million. Digital tests on Pearson’s TestNav platform now account for over 52% of our testing volumes. We launched aimswebPlusTM, an update to our leading formative assessment platform, first launched in 2000.

In Professional Certification, revenues grew 7% with VUE global test volume up 3% to almost 15 million, boosted by continued growth in IT, Professional, US teacher certification programmes and strong growth in GED, the High School Equivalency test that as part of a joint venture with the American Council on Education. We renewed our contracts with the Computing Technology Industry Association (CompTIA) for three years, the Florida Department of Business & Professional Regulation for five years, the American Register of Radiologic Technologists (ARRT) for 7 years and a contract to administer insurance back office licensing services in North Carolina for 5 years.

Clinical Assessment sales declined 1% following the strong performance over the previous two years driven by the introduction of the fifth edition of the Wechsler Intelligence Scale for Children (WISC-V). Behavior Assessment for Children 3e (BASC) continues to see strong growth and Q-Interactive, Pearson's digital solution for Clinical Assessment administration, saw continued strong growth in license sales with sub-test administrations up more than 80% over the same period last year.

Services
Connections Education, our virtual school business, served nearly 73,000 Full Time Equivalent students through full-time virtual and blended school programs, up 6% on last year. Connections revenues grew 8%. Five new full-time online, statewide, partner schools opened for the 2016-17 school year in Arkansas, Washington, Colorado, Pennsylvania, and New Mexico. The 2016 Connections Education Parent Satisfaction Survey showed strong results with 92% of families with students enrolled in full-time online partner schools stating they would recommend the schools to others.

In Pearson Online Services, our higher education Online Program Management (OPM) business, course enrolments grew strongly, up over 19% to more than 314,000, boosted by strong growth in Arizona State University Online, new partners and programme extensions. We signed eleven new programmes in 2016 including two new partners; Eastern Gateway Community College in collaboration with American Federation of State, County and Municipal Employees and we took over an existing suite of online Nursing programmes with Duquesne University. Strong growth in OPM was partially offset by a decline in Learning Studio, which is currently being retired. Overall revenues grew 5%.

CORE (18% of group revenues)
Revenues declined 1% in headline terms, were down 7% at CER reflecting the closure of Wall Street English Germany, disposal of other subscale businesses and the transfer of some smaller businesses to our Growth segment and declined 4% in underlying terms, primarily due to expected declines in vocational course registrations in UK schools and courseware. This was partially offset by strong growth in English assessments in Australia and OPM services in the UK and Australia. Adjusted operating profit declined 51% primarily due to lower revenues in UK student assessment.

Courseware
Courseware revenues declined 7%. In school revenues declined in smaller markets in Europe and Africa, in Australia as we exited a number of sub-scale market segments and in UK primary due to a smaller adoption cycle, partially offset by growth in secondary in the UK due to new product launches aligned with our qualifications and the successful delivery of “The Crunch” food project in partnership with the Wellcome Trust. In higher education courseware revenues declined in smaller markets, in Australia due to phasing and in the UK as we exited sub-scale market segments. In the UK, 2.1 million pupils are now using a Pearson digital service on ActiveLearn Primary, including Bug Club, up from 1.8 million a year ago. In a randomised control trial where its impact was periodically assessed Bug Club was shown to have made a highly statistically significant impact on pupils’ reading, vocabulary and spelling performance, with a greater positive impact in schools with a higher proportion of children receiving free school meals.

Assessment
In Higher Education and School Assessment, revenues fell 10%. UK qualifications have been impacted by government policy, where changes to accountability measures have led to lower vocational registrations. As expected, BTEC Firsts registrations in UK schools have begun to stabilize, though overall BTEC and apprenticeship registrations continued to fall in 2016 albeit at a slower rate. GCSE and GCE entries for summer 2016 declined modestly compared with 2015, primarily due to lower AS level entries as a result of a policy-driven shift to more linear courses. We successfully delivered the National Curriculum Test for 2016, marking 3.4 million scripts and successfully implemented the transition from levels to scaled scores.

Clinical Assessment grew 9% with Australian revenues benefiting from strong growth in the new edition of the Wechsler Intelligence Scale for Children (WISC-V).

At VUE, revenues declined 1% due to the initial impact of contract renewals. We were awarded contracts to continue to administer the UK Driving Theory test for the UK Driver and Vehicle Standards Agency (DVSA) for four years from September 2016, to continue to provide testing services to the Construction Industry Training Board for four years from April 2017 and to administer the UK Clinical Aptitude Test for five years from January 2017. In France, VUE was awarded a new licence by the Délégation à la Sécurité et à la Circulation Routières (DSCR) du Ministere de l’Intérieur to be one of the providers administering the country’s computer based driving theory exam throughout France

The Pearson Test of English Academic (PTEA) saw continued strong growth in global test volumes with the Australian Department of Immigration and Border Protection and New Zealand immigration accepting the test for proof of English ability for a range of student visas. The number of professional associations using PTE Academic to credential English language standards of their members continued to grow and now includes the Australian Nursing & Midwifery Accreditation Council. All Australian and NZ universities now accept PTE Academic for admissions purposes, as do most of the UK and Canadian universities, and a growing number of US institutions including Harvard Business School, Yale and Wharton Business School.

Services
In Higher Education Services, revenues grew 12%. Our Online Program Management revenues grew 74%. In Australia we saw strong growth due to our successful partnership with Monash University, led by the Graduate Diploma in Psychology, now one of Monash's largest postgraduate courses. Our partnership with Griffith University remains strong, with performance driven mainly by the MBA course. In the UK, our ongoing Online Program Management partnership with King's College London saw us commence teaching in early 2016 of several post-graduate Psychology and Law programmes. We have signed an addition l partnership with Manchester Metropolitan University to launch three online post-graduate degrees in business studies in 2017, and have also partnered with another Russell Group University to launch a wide range of online post-graduate programmes over the next four years.

Wall Street English revenues grew strongly in Italy as we opened new centres and rolled out the New Student Experience (NSE) in all centres in the country. The NSE delivers a next generation Wall Street English service with adaptive, personalised learning incorporating Pearson’s Global Scale of English. We announced the closure of our unprofitable Wall Street English schools in Germany.

GROWTH (17% of group revenues)
Revenues grew 8% in headline terms, were flat at CER reflecting the transfer of some smaller business from Core partially offset by the sale of smaller sub-scale businesses and down 1% in underlying terms. In China, growth in adult English language learning and English courseware was partly offset by declines in English test preparation. In Brazil, revenues declined due to enrolment declines in our English language learning business, related to macroeconomic pressures. In South Africa, revenues grew strongly with growth in school textbooks, offset by enrolment declines at CTI. In the Middle East revenues fell significantly due to our previously announced withdrawal from an agreement to run three Saudi Colleges of Excellence, with the colleges transitioning to new providers from 30 June 2015. Excluding the impact of the exit from this agreement, underlying revenues in Growth were up 1%.

Adjusted operating profit increased £32m to a profit of £29m reflecting the benefits of restructuring and the absence of a contract termination charge in the Middle East which impacted the first half of 2015.

Courseware
Courseware revenues grew 8%, due to strong growth in school textbook sales in South Africa and English language courseware in China, Argentina and Mexico partially offset by weakness in Brazil. We saw strong growth in registrations for MyEnglishLab boosted by new editions of key titles such as Speakout and Top Notch. Middle East school courseware declined as a result of macroeconomic pressure and lower purchases from key international school clients.

Services
In China, growth in Wall Street English was offset by declines at Global Education. Enrolments grew 8% at WSE, to 72,500. We launched the New Student Experience across all 68 WSE China centres, opened two new retail centres in Beijing and Shenzhen and a new corporate training centre in Shenzhen. In Global Education we transferred two cities to franchisees. Underlying revenue declined with lower enrolments partially offset by an ongoing shift to more premium courses with smaller class sizes.

In Brazil, student enrolment in our sistemas business fell 9% due to attrition in NAME and Dom Bosco partially offset by new students at COC. Revenues grew slightly due to improved mix. Revenues in English language learning fell due to challenging economic conditions, partially offset by an increased footprint for our leading brand in language learning, Wizard, where new school openings expanded the number of franchise schools by 7% to 2,392.

At our public sistema NAME an efficacy study suggested that, after controlling for all of the identified student and school level factors, grade 5 NAME students significantly outperformed comparison students by 28 points in mathematics equating to one level higher attainment in the state Prova Brasil assessment. In another study at our largest private Sistema, COC students scored significantly higher than students in similar non-COC schools in Writing, Natural Sciences, Humanities, Language, and Mathematics.

In South Africa, student enrolment at CTI universities fell by 25% to 8,500 driven primarily by tightening consumer credit affecting enrolment rates.

In India, Pearson MyPedia, an inside service ‘sistema’ solution for schools comprising print and digital content, assessments and academic support services, expanded to over 200 schools with approximately 56,000 learners in its first full year since launch. The Pearson Test of English Academic saw nearly 50% growth in the volume of tests taken.

PENGUIN RANDOM HOUSE

Pearson owns 47% of Penguin Random House, the first truly global consumer book publishing company.

Penguin Random House delivered a strong profit performance in 2016 with continued net benefits from the merger integration.

Revenues declined after a very strong performance in 2015, which was boosted by the success of multi-million sellers Grey and The Girl on the Train and due to the anticipated industry-wide decrease in e-book purchases following 2015’s industry-wide digital-terms changes. Revenues in 2016 benefitted from strong sales of The Girl On The Train by Paula Hawkins, in its second year of publication, and Jojo Moyes’s Me Before You and After You together with broad resilience of print books, including growing print sales online and increased demand for audio books.

The U.S. business published 585 New York Times print and e-book bestsellers in 2016 (2015: 584).  The division benefited from multi-million copy successes of The Girl On The Train and two novels from Jojo Moyes.  Additional number one Adult titles were The Whistler by John Grisham; Night School by Lee Child; Fool Me Once by Harlan Coben; When Breath Becomes Air by Paul Kalanithi; and Ina Garten’s Cooking For Jeffrey.  Children’s authors who extended their outstanding sales in 2016 included Dr. Seuss and Roald Dahl, whose The BFG benefited from a movie tie-in; Rick Yancey; James Dashner; Drew Daywalt; Oliver Jeffers; and R. J. Palacio.

The U.K. business published 202 titles on the Sunday Times bestseller lists (2015: 201). The division’s top-selling hardback was Night School by Lee Child. The Girl On The Train sold over three million copies in multi-formats, and Me Before You and After You cumulatively sold more than 2.5 million. Top-performing children’s franchises were Roald Dahl and the tenth volume in Jeff Kinney’s Diary Of A Wimpy Kid series.

Penguin Random House completed the sale of its travel-content division, Fodors, to Internet Brands, an online media and technology company, on 30 June 2016, and transferred the ownership of Random House Studio, its film and television development and production division, to a division of Bertelsmann.

The integration of Penguin and Random House continued to provide benefits in 2016 including net benefits from the first full year of systems and warehouse combinations in North America and in Spain and Latin America.

Penguin Random House fiction and nonfiction authors with highly anticipated new books in 2017 include Dan Brown, Ron Chernow, Lee Child, Harlan Coben, Janet Evanovich, Ken Follett, John Grisham, Paula Hawkins, Jeff Kinney, Dean Koontz, Nigella Lawson, John le Carré, James Patterson, Philip Pullman, Sheryl Sandberg, John Sanford, Danielle Steel, and Rick Yancey, as well as new Star Wars™ and LEGO® movie tie-in titles.

FINANCIAL REVIEW

Operating result
On a headline basis, sales from continuing operations increased by £84m or 2% from £4,468m in 2015 to £4,552m in 2016. Total adjusted operating profit decreased by £88m from £723m in 2015 to £635m in 2016. On an underlying basis, sales from continuing operations decreased by 8% in 2016 compared to 2015 and total adjusted operating profit decreased by 21%. Our underlying measures exclude the effects of exchange and portfolio changes arising from acquisitions and disposals. In 2016, currency movements increased sales by £486m and adjusted operating profit by £106m. Portfolio changes decreased sales by £63m and adjusted operating profit by £53m.

Our portfolio change is calculated by taking account of the additional contribution (at constant exchange rates) from acquisitions, however, in 2015 and in 2016 acquisitions weren’t significant. We also exclude sales and profits made by businesses disposed in either 2015 or 2016. Total adjusted operating profit includes the results from discontinued operations but excludes intangible charges for amortisation and impairment, acquisition related costs and other gains and losses arising from acquisitions and disposals. In 2016 we have also amended our definition of adjusted operating profit to exclude the cost of major restructuring. In January 2016, Pearson announced that it was embarking on a major restructuring programme to simplify the business, reduce costs and position the company for growth in its major markets. The scope and costs of the 2016 programme are significantly more than normal levels of restructuring that we typically absorb within our adjusted measures. Total restructuring in 2016 amounted to £338m and includes costs associated with headcount reductions, property rationalisation and closure or exit from certain systems, platforms, products and supplier and customer relationships.

The statutory operating loss from continuing operations of £2,497m in 2016 compares to a loss of £404m in 2015. The increased loss is mainly attributable to impairment charges. At the end of 2016, following trading in the final quarter of the year, it became clear that the underlying issues in the North American higher education courseware market were more severe than anticipated. These issues related to declining student enrolments, changes in buying patterns of students and correction of inventory levels by distributors and bookshops. As a result, in January 2017, we revised our strategic plans and our estimates for future cash flows and as a consequence made an impairment to North American goodwill of £2,548m. In 2015, following economic and market deterioration in the Group’s operations in emerging markets and ongoing cyclical and policy related pressures in the Group’s mature market operations we impaired intangible assets in North America by £282m, in Core markets by £37m and in Growth markets by £530m.

Other gains and losses in continuing operations in 2016 of £25m mainly relate to the closure of our English language schools in Germany and the sale of the Pearson English Business Solutions business. Other gains and losses in continuing operations in 2015 include the gain on sale of PowerSchool of £30m and net losses of £17m from the sale and write down of smaller non-core businesses and investments.

Discontinued operations
Discontinued operations in 2015 relate to the sale of the Financial Times and the Group’s 50% interest in the Economist. The Economist sale was substantially completed in October 2015 and realised a gain of £473m before tax. The remaining interest in the Economist was held at fair value and subsequently sold in the first half of 2016 without realising any further gain or loss. The sale of the Financial Times completed on 30 November 2015 and realised a gain of £711m before tax. The gains on these transactions and the results for 2015 to the respective sale dates have been included in discontinued operations.

Net finance costs
Net interest payable in 2016 was £59m, compared to £46m in 2015. The majority of the movement in net interest payable was due to a one-off release of accrued interest in 2015 following agreement of historical tax positions. The most significant element of the net interest payable figure is interest on bond debt. Interest on bond debt was in line with the prior year, with the savings from bond repayments offset by the impact of rising US dollar interest rates and the effect of exchange.

Finance income and costs relating to retirement benefits have been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the statutory definition of net finance costs (but not in our adjusted measure) are finance costs relating to foreign exchange and other gains and losses. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity.

In 2016, the total of these items excluded from adjusted earnings was a loss of £1m compared to a gain of £17m in 2015. Finance income relating to retirement benefits increased from £4m in 2015 to £11m in 2016 but this increase was offset by foreign exchange losses on unhedged cash and cash equivalents and other financial instruments. In 2015, there were foreign exchange gains on unhedged cash and cash equivalents and other financial instruments.

Taxation
The effective tax rate on adjusted earnings in 2016 was 16.5% compared to an effective rate of 15.5% in 2015.
The increase in tax rate was primarily due to a smaller benefit from adjustments arising from the agreement of historical tax positions, partially offset by profits from joint ventures and associates, from which tax has already been deducted, being a larger proportion of total adjusted profits.

The reported tax benefit on a statutory basis in 2016 was £222m (8.7%) compared to a benefit of £81m (18.7%) in 2015. The statutory tax benefit in 2016 is mainly due to the release of deferred tax liabilities relating to tax deductible goodwill that has been impaired. The statutory tax benefit in 2015 was mainly due to benefits arising on the increase in intangible charges. Operating tax paid in 2016 was £63m compared to £129m in 2015.

Other comprehensive income
Included in other comprehensive income are the net exchange differences on translation of foreign operations. The gain on translation of £913m in 2016 compares to a loss in 2015 of £69m and has arisen due to the strength of the US Dollar and many other currencies relative to Sterling. In 2016 Sterling weakened relative to many of the currencies that Pearson is exposed to. A significant proportion of the group’s operations are based in the US and the US dollar strengthened significantly in 2016 from an opening rate of £1:$1.47 to a closing rate at the end of 2016 of £1:$1.23. At the end of 2015 the US dollar had strengthened in comparison to the opening rate moving from £1:$1.56 to £1:$1.47 but this effect was more than offset by weakness in other currencies.

Also included in other comprehensive income in 2016 is an actuarial loss of £276m in relation to post retirement plans of the Group and our share of the post retirement plans of PRH. The loss mainly arises from the unfavourable impact of changes in the assumptions used to value the liabilities in the plans which in aggregate exceeded favourable returns on plan assets. The loss in 2016 compares to an actuarial gain in 2015 of £118m.

Cash flows
Operating cash flow increased by £228m from £435m in 2015 to £663m in 2016. The increase is also reflected in operating cash conversion which rose from 60% in 2015 to 104% in 2016. The increase is partly explained by reduced incentive payments in 2016 and improved collection of receivables. The Group’s net debt increased from £654m at the end of 2015 to £1,092m at the end of 2016 as operating cash flow was more than offset by restructuring spend, tax, interest, dividend payments and the effect of exchange.

Post-retirement benefits
Pearson operates a variety of pension and post-retirement plans. Our UK group pension plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and retirement benefits for continuing operations amounted to £70m in 2016 (2015: £81m) of which a charge of £81m (2015: £85m) was reported in adjusted operating profit and an income of £11m (2015: £4m) was reported against other net finance costs.

The overall surplus on the UK Group pension plan of £337m at the end of 2015 has decreased to a surplus of £158m at the end of 2016. The movement has arisen principally due to lower discount rates used to value the liabilities partially offset by continuing asset returns and deficit funding. As a consequence of the disposal of the FT Group in 2015, we have agreed to accelerate the funding of the UK Group pension plan and as a result the Plan is expected to be fully funded on a ‘self sufficiency’ basis by 2019, inclusive of payments in 2017 in relation to the PRH merger in 2013, currently estimated at £225m.

In total, our worldwide net position in respect of pensions and other post-retirement benefits decreased from a net asset of £198m at the end of 2015 to a net asset of £19m at the end of 2016.

Dividends
The dividend accounted for in our 2016 financial statements totalling £424m represents the final dividend in respect of 2015 (34.0p) and the interim dividend for 2016 (18.0p). We are proposing a final dividend for 2016 of 34.0p bringing the total paid and payable in respect of 2016 to 52.0p. This final 2016 dividend which was approved by the Board in February 2017, is subject to approval at the forthcoming AGM and will be charged against 2017 profits. For 2016, the dividend is covered 1.1 times by adjusted earnings.

Return on invested capital (ROIC)
Our ROIC is calculated as total adjusted operating profit less cash tax, expressed as a percentage of average gross invested capital. ROIC decreased from 5.8% in 2015 to 5.0% in 2016. The movement largely reflects lower profit in the year partly offset by reduced tax payments (see note 17).

CONDENSED CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2016

		2016	2015
all figures in £ millions	note

Continuing operations

Sales	2	4,552	4,468
Cost of goods sold		(2,093)	(1,981)
Gross profit		2,459	2,487

Operating expenses		(2,505)	(2,094)
Impairment of intangible assets		(2,548)	(849)
Share of results of joint ventures and associates		97	52
Operating loss	2	(2,497)	(404)

Finance costs	3	(97)	(100)
Finance income	3	37	71
Loss before tax	4	(2,557)	(433)
Income tax	5	222	81
Loss for the year from continuing operations		(2,335)	(352)

Discontinued operations

Profit for the year from discontinued operations	8	-	1,175

(Loss) / profit for the year		(2,335)	823

Attributable to:
Equity holders of the company		(2,337)	823
Non-controlling interest		2	-

(Loss) / earnings per share from continuing and discontinued operations (in pence per share)

Basic	6	(286.8)p	101.2 p
Diluted	6	(286.8)p	101.2 p

Loss per share from continuing operations (in pence per share)

Basic	6	(286.8)p	(43.3)p
Diluted	6	(286.8)p	(43.3)p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2016

	2016	2015
all figures in £ millions

(Loss) / profit for the year	(2,335)	823

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	910	(85)
Net exchange differences on translation of foreign operations – associates	3	16
Currency translation adjustment disposed	-	(10)
Attributable tax	(5)	5

Items that are not reclassified to the income statement
Re-measurement of retirement benefit obligations - Group	(268)	110
Re-measurement of retirement benefit obligations - associates	(8)	8
Attributable tax	58	(24)
Other comprehensive income for the year	690	20

Total comprehensive (expense) / income for the year	(1,645)	843

Attributable to:
Equity holders of the company	(1,648)	845
Non-controlling interest	3	(2)

CONDENSED CONSOLIDATED BALANCE SHEET
As at 31 December 2016

		2016	2015
all figures in £ millions	note

Property, plant and equipment		343	320
Intangible assets	11	3,442	5,164
Investments in joint ventures and associates		1,247	1,103
Deferred income tax assets		451	276
Financial assets – Derivative financial instruments		171	78
Retirement benefit assets		158	337
Other financial assets		65	143
Trade and other receivables		104	115
Non-current assets		5,981	7,536
		1,0241	841
Intangible assets – Pre-publication		1,024	841
Inventories		235	211
Trade and other receivables		1,357	1,284
Financial assets – Derivative financial instruments		-	32
Financial assets – Marketable securities		10	28
Cash and cash equivalents (excluding overdrafts)		1,459	1,703
Current assets		4,085	4,099
Total assets		10,066	11,635
Financial liabilities – Borrowings		(2,424)	(2,048)
Financial liabilities – Derivative financial instruments		(264)	(136)
Deferred income tax liabilities		(466)	(560)
Retirement benefit obligations		(139)	(139)
Provisions for other liabilities and charges		(79)	(71)
Other liabilities	12	(422)	(356)
Non-current liabilities		(3,794)	(3,310)
Trade and other liabilities	12	(1,629)	(1,390)
Financial liabilities – Borrowings		(44)	(282)
Financial liabilities – Derivative financial instruments		-	(29)
Current income tax liabilities		(224)	(164)
Provisions for other liabilities and charges		(27)	(42)
Current liabilities		(1,924)	(1,907)
Total liabilities		(5,718)	(5,217)
Net assets		4,348	6,418
Share capital		205	205
Share premium		2,597	2,590
Treasury shares		(79)	(72)
Reserves		1,621	3,691
Total equity attributable to equity holders of the company		4,344	6,414
Non-controlling interest		4	4
Total equity		4,348	6,418

The condensed consolidated financial statements were approved by the Board on 23 February 2017.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2016

	Equity attributable to the equity holders of the company						Non-controlling interest	Total equity
all figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total
2016
At 1 January 2016	205	2,590	(72)	(7)	3,698	6,414	4	6,418
Loss for the year	-	-	-	-	(2,337)	(2,337)	2	(2,335)
Other comprehensive income/(expense)	-	-	-	912	(223)	689	1	690
Total comprehensive income/(expense)	-	-	-	912	(2,560)	(1,648)	3	(1,645)
Equity-settled transactions	-	-	-	-	22	22	-	22
Tax on equity-settled transactions	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	7	-	-	-	7	-	7
Purchase of treasury shares	-	-	(27)	-	-	(27)	-	(27)
Release of treasury shares	-	-	20	-	(20)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	(3)	(3)
Dividends	-	-	-	-	(424)	(424)	-	(424)
At 31 December 2016	205	2,597	(79)	905	716	4,344	4	4,348
2015
At 1 January 2015	205	2,579	(75)	70	3,200	5,979	6	5,985
Profit for the year	-	-	-	-	823	823	-	823
Other comprehensive income/(expense)	-	-	-	(77)	99	22	(2)	20
Total comprehensive income/(expense)	-	-	-	(77)	922	845	(2)	843
Equity-settled transactions	-	-	-	-	26	26	-	26
Tax on equity-settled transactions	-	-	-	-	(1)	(1)	-	(1)
Issue of ordinary shares under share option schemes	-	11	-	-	-	11		11
Purchase of treasury shares	-	-	(23)	-	-	(23)	-	(23)
Release of treasury shares	-	-	26	-	(26)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(423)	(423)	-	(423)
At 31 December 2015	205	2,590	(72)	(7)	3,698	6,414	4	6,418

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2016

		2016	2015
all figures in £ millions	note

Cash flows from operating activities
Net cash generated from operations	16	522	518
Interest paid		(67)	(75)
Tax paid		(45)	(232)
Net cash generated from operating activities		410	211

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	13	(15)	(9)
Acquisition of joint ventures and associates		-	(11)
Purchase of investments		(6)	(7)
Purchase of property, plant and equipment		(88)	(86)
Purchase of intangible assets		(157)	(161)
Disposal of subsidiaries, net of cash disposed		(54)	1,030
Proceeds from sale of joint ventures and associates		4	379
Proceeds from sale of investments	8	92	13
Proceeds from sale of property, plant and equipment		4	2
Proceeds from sale of intangible assets		-	1
Proceeds from sale of liquid resources		42	17
Loans repaid by related parties		14	7
Investment in liquid resources		(24)	(29)
Interest received		16	24
Dividends received from joint ventures and associates		131	162
Net cash (used in) / generated from investing activities		(41)	1,332

Cash flows from financing activities
Proceeds from issue of ordinary shares		7	11
Purchase of treasury shares		(27)	(23)
Proceeds from borrowings		4	372
Repayment of borrowings		(249)	(300)
Finance lease principal payments		(6)	(1)
Transactions with non-controlling interests		(2)	-
Dividends paid to company’s shareholders		(424)	(423)
Net cash (used in) / generated from financing activities		(697)	(364)

Effects of exchange rate changes on cash and cash equivalents		81	(19)
Net (decrease) / increase in cash and cash equivalents		(247)	1,160

Cash and cash equivalents at beginning of year		1,671	511
Cash and cash equivalents at end of year		1,424	1,671

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2016

1.
Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee interpretations as adopted by the European Union (EU). In respect of accounting standards applicable to the Group, there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2015 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value.

In April 2016 the IFRS Interpretations Committee (IFRS IC) rejected a request to add to its agenda an item concerning cash pooling arrangements, specifically addressing when and whether particular cash pooling arrangements would meet the requirements for offsetting in accordance with IAS 32. After consideration of the IFRS IC rejection notice, Pearson has settled many of the balances within its cash pooling arrangements during the year and has chosen to show any residual balances within these arrangements gross in the balance sheet at 31 December 2016. Pearson has considered the prior year comparatives in light of this guidance, and has concluded that those balances at 31 December 2015 that would not meet these requirements for net treatment are immaterial for restatement in the context of the overall presentation of the Group's balance sheet at these dates.

The group's forecasts and projections, taking account of reasonably possible changes in trading performance, seasonal working capital requirements and potential acquisition activity, show that the group should be able to operate within the level of its current committed borrowing facilities. The directors have confirmed that they have a reasonable expectation that the group has adequate resources to continue in operational existence. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2015 Annual Report.

This preliminary announcement does not constitute the Group’s full financial statements for the year ended 31 December 2016. The Group’s full financial statements will be approved by the Board of Directors and reported on by the auditors in March 2017.  Accordingly, the financial information for 2016 is presented unaudited in the preliminary announcement.

The financial information for the year ended 31 December 2015 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2015 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2016

2.
Segment information

The primary segments for management and reporting are Geographies (North America, Core and Growth). In addition, the Group separately discloses the results from the Penguin Random House associate (PRH). The results of the FT Group (to 30 November 2015) are shown as discontinued in the relevant years. The results for 2015 have been restated to reflect minor changes in management responsibilities between the Geographies which were effective from 1 January 2016.

	2016	2015
all figures in £ millions		Restated

Sales by Geography
North America	2,981	2,940
Core	803	815
Growth	768	713
Sales – continuing operations	4,552	4,468
Sales – discontinued operations	-	312
Total sales	4,552	4,780

Adjusted operating profit by Geography
North America	420	480
Core	57	105
Growth	29	(3)
PRH	129	90
Adjusted operating profit – continuing operations	635	672
Adjusted operating profit – discontinued operations	-	51
Total adjusted operating profit	635	723

There were no material inter-segment sales.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2016

2.
Segment information continued

The following table reconciles adjusted operating profit to operating profit for each of our primary segments.
all figures in £ millions	North America	Core	Growth	PRH	Continuing	Discontinued	Total
2016

Adjusted operating profit	420	57	29	129	635	-	635
Costs of major restructuring	(172)	(62)	(95)	(9)	(338)	-	(338)
Other net gains and losses	(12)	(12)	(1)	-	(25)	-	(25)
Intangible charges	(2,684)	(16)	(33)	(36)	(2,769)	-	(2,769)
Operating (loss) / profit	(2,448)	(33)	(100)	84	(2,497)	-	(2,497)
2015 (restated)

Adjusted operating profit / (loss)	480	105	(3)	90	672	51	723
Costs of major restructuring	-	-	-	-	-	-	-
Other net gains and losses	19	(5)	-	(1)	13	1,184	1,197
Intangible charges	(386)	(79)	(583)	(41)	(1,089)	(3)	(1,092)
Operating profit / (loss)	113	21	(586)	48	(404)	1,232	828

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2016

2.
Segment information continued

Adjusted operating profit is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables our investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments by separating out those items of income and expenditure relating to acquisition and disposal transactions.

In 2016 the definition of adjusted operating profit has been amended to exclude the costs of major restructuring activity. In January 2016, Pearson announced that it was embarking on a restructuring programme to simplify the business, reduce costs and position the company for growth in its major markets. The costs of this programme in 2016 are significant enough to exclude in our adjusted operating profit measure so as to better highlight the underlying performance. There was no major restructuring in 2015 and accordingly the change has no effect on the comparative adjusted operating profit.

Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the Group. In 2016, the losses in the Core segment mainly relate to the closure of our English language schools in Germany and in our North America segment to the sale of the Pearson English Business Solutions business. In 2015, other gains and losses included in discontinued operations relate to the sale of the FT Group including the 50% share of the Economist. Included in other net gains and losses within continuing operations in 2015 in the North America segment is the profit on disposal of PowerSchool net of small losses on other investments.

Charges relating to acquired intangibles, acquisition costs and movements in contingent acquisition consideration are also excluded from adjusted operating profit when relevant as these items reflect past acquisition activity and don’t necessarily reflect the current year performance of the Group. In 2016, intangible charges include the impairment of goodwill in the North American business of £2,548m. In 2015, intangible charges included an impairment of goodwill and intangibles in our North American business of £282m, our core business of £37m and our Growth business of £530m.

Corporate costs are allocated to business segments including discontinued operations on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2016

3.
Net finance costs

	2016	2015
all figures in £ millions

Net interest payable	(59)	(46)
Finance income in respect of retirement benefits	11	4
Net foreign exchange gains / (losses)	(20)	7
Derivatives not in a hedging relationship	8	6
Net finance costs	(60)	(29)

Analysed as:
Finance costs	(97)	(100)
Finance income	37	71
Net finance costs	(60)	(29)

Analysed as:
Net interest payable	(59)	(46)
Other net finance (costs) / income	(1)	17
Net finance costs	(60)	(29)

Net finance costs classified as other net finance costs / income are excluded in the calculation of our adjusted earnings.

We have excluded finance costs relating to retirement benefits as we believe the presentation does not reflect the economic substance of the underlying assets and liabilities.

Foreign exchange and other gains and losses are also excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2016 and 2015 the foreign exchange gains and losses largely relate to foreign exchange differences on unhedged US dollar and Euro loans, cash and cash equivalents.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2016

4.
Profit before tax

		2016	2015
all figures in £ millions	note

Loss before tax – continuing operations		(2,557)	(433)
Costs of major restructuring	2	338	-
Intangible charges	2	2,769	1,089
Other gains and losses	2	25	(13)
Other net finance costs / (income)	3	1	(17)
Adjusted profit before tax – continuing operations		576	626
Adjusted profit before tax – discontinued operations		-	51
Total adjusted profit before tax		576	677

5.
Income tax

	2016	2015
all figures in £ millions

Income tax benefit – continuing operations	222	81
Tax benefit on costs of major restructuring	(84)	-
Tax benefit on intangible charges	(255)	(257)
Tax (benefit) / charge on other gains and losses	(14)	40
Tax charge on other net finance costs	-	7
Tax amortisation benefit on goodwill and intangibles	36	33
Adjusted income tax charge – continuing operations	(95)	(96)
Adjusted income tax charge – discontinued operations	-	(9)
Total adjusted income tax charge	(95)	(105)
Tax rate reflected in adjusted earnings	16.5%	15.5%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from the profit or loss before tax (see note 4).

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2016

6.
Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the Company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares. A dilution is not calculated for a loss.

	2016	2015
all figures in £ millions

Loss for the year from continuing operations	(2,335)	(352)
Non-controlling interest	(2)	-
Loss from continuing operations	(2,337)	(352)
Profit for the year from discontinued operations	-	1,175
Non-controlling interest	-	-
(Loss) / earnings	(2,337)	823

Weighted average number of shares (millions)	814.8	813.3
Effect of dilutive share options (millions)	-	-
Weighted average number of shares (millions) for diluted earnings	814.8	813.3

(Loss) / earnings per share from continuing and discontinued operations

Basic	(286.8)p	101.2 p
Diluted	(286.8)p	101.2 p

Loss per share from continuing operations

Basic	(286.8)p	(43.3)p
Diluted	(286.8)p	(43.3)p

7.
Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below. Adjusted earnings is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and also enables our investors to more easily, and consistently, track the underlying operational performance of the Group.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company’s definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2016

7.
Adjusted earnings per share continued

		Statutory income	Re-analyse discontinued ops	Costs of major restructuring	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation	Adjusted income
all figures in £ millions	note

2016

Operating profit	2	(2,497)	-	338	25	-	2,769	-	-	635
Net finance costs	3	(60)	-	-	-	-	-	1	-	(59)
Profit before tax	4	(2,557)	-	338	25	-	2,769	1	-	576
Income tax	5	222	-	(84)	(14)	-	(255)	-	36	(95)
Profit for the year - continuing		(2,335)	-	254	11	-	2,514	1	36	481
Profit for the year - discontinued	8	-	-	-	-	-	-	-	-	-
Profit for the year		(2,335)	-	254	11	-	2,514	1	36	481
Non – controlling interest		(2)	-	-	-	-	-	-	-	(2)
Earnings		(2,337)	-	254	11	-	2,514	1	36	479

Weighted average number of shares (millions)										814.8
Weighted average number of shares (millions) for diluted earnings										814.8

Adjusted earnings per share (basic)										58.8p
Adjusted earnings per share (diluted)										58.8p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2016

7.
Adjusted earnings per share continued

		Statutory income	Re-analyse discontinued ops	Costs of major restructuring	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation	Adjusted income
all figures in £ millions	note

2015

Operating profit	2	(404)	51	-	(13)	-	1,089	-	-	723
Net finance costs	3	(29)	-	-	-	-	-	(17)	-	(46)
Profit before tax	4	(433)	51	-	(13)	-	1,089	(17)	-	677
Income tax	5	81	(9)	-	40	-	(257)	7	33	(105)
Profit for the year - continuing		(352)	42	-	27	-	832	(10)	33	572
Profit for the year - discontinued	8	1,175	(42)	-	(1,135)	-	2	-	-	-
Profit for the year		823	-	-	(1,108)	-	834	(10)	33	572
Non – controlling interest		-	-	-	-	-	-	-	-	-
Earnings		823	-	-	(1,108)	-	834	(10)	33	572

Weighted average number of shares (millions)										813.3
Weighted average number of shares (millions) for diluted earnings										813.3

Adjusted earnings per share (basic)										70.3p
Adjusted earnings per share (diluted)										70.3p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2016

8.
Discontinued operations

On 16 October 2015, Pearson substantially completed the sale of its 50% interest in the Economist and on 30 November 2015 Pearson completed the sale of the Financial Times. The results of the Economist and the Financial Times are included in discontinued operations to the date of sale in 2015.

The sales and profit for the year for discontinued operations are analysed below.

	2016	2015
all figures in £ millions

Sales by discontinued operations	-	312
	-
Operating profit included in adjusted earnings	-	51
Intangible amortisation	-	(3)
Gain on disposal of the Financial Times	-	711
Gain on disposal of the Economist	-	473
Profit before tax	-	1,232
Attributable tax charge	-	(57)
Profit for the year - discontinued operations	-	1,175
	-
Operating profit included in adjusted earnings	-	51
Attributable tax charge	-	(9)
Profit for the year included in adjusted earnings	-	42
Intangible amortisation	-	(3)
Attributable tax benefit	-	1
Gain on disposal of the Financial Times	-	711
Attributable tax charge	-	(49)
Gain on disposal of the Economist	-	473
Attributable tax charge	-	-
Profit for the year - discontinued operations	-	1,175

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2016

8.
Discontinued operations continued

The gains on disposal of the Financial Times and Economist in 2015 are shown in the tables below.

	2016	2015
all figures in £ millions

Gain on sale of the Financial Times

Proceeds	-	858
Net assets disposed	-	(100)
Cost of disposal	-	(47)
Gain on disposal before tax	-	711
Attributable tax charge	-	(49)
Gain on disposal after tax	-	662

Gain on sale of the Economist

Proceeds	92	377
Re-measurement of retained asset at fair value	-	92
Net (assets) / liabilities disposed	(92)	4
Cost of disposal	-	-
Gain on disposal before tax	-	473
Attributable tax charge	-	-
Gain on disposal after tax	-	473

The amount included as re-measurement of retained assets related to an 11% stake in the Economist which was held at fair value within other financial assets on the balance sheet at 31 December 2015 but was subsequently disposed in the first half of 2016 with no further gain or loss.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2016

9.
Dividends

	2016	2015
all figures in £ millions

Amounts recognised as distributions to equity shareholders in the year	424	423

The directors are proposing a final dividend of 34.0p per equity share, payable on 12 May 2017 to shareholders on the register at the close of business on 7 April 2017. This final dividend, which will absorb an estimated £278m of shareholders’ funds, has not been included as a liability as at 31 December 2016.

10.
Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2016	2015

Average rate for profits	1.33	1.53
Year end rate	1.23	1.47

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2016

11.
Non-current intangible assets

	2016	2015
all figures in £ millions

Goodwill	2,341	4,134
Other intangibles	1,101	1,030
Non-current intangible assets	3,442	5,164

At the end of 2016, following trading in the final quarter of the year, it became clear that the underlying issues in the North American higher education courseware market were more severe than anticipated. These issues related to declining student enrolments, changes in buying patterns of students and correction of inventory levels by distributors and bookshops. As a result, in January 2017, strategic plans and estimates for future cash flows were revised and we determined during the goodwill impairment review that the fair value less costs of disposal of the North America cash generating unit (CGU) no longer supported the carrying value of this goodwill and as a consequence impaired goodwill by £2,548m.

In 2015, following significant economic and market deterioration in the Group’s operations in emerging markets and ongoing cyclical and policy related pressures in the Group’s mature market operations, an impairment of £507m was booked in respect of the Group’s Growth operations, representing impairments of £269m in the Brazil CGU, £181m in the China CGU, £48m in the South Africa CGU and £9m in the Other Growth CGU, thereby bringing the carrying value of goodwill in those CGUs down to £nil. Impairments of £10m and £13m were also booked in respect of other acquired intangibles in the South Africa and Other Growth CGUs respectively, bringing their carrying value down to £nil. Impairments of £282m and £37m were also booked in respect of the North America and Core CGUs respectively, bringing the carrying value of the goodwill in those CGUs down to fair value less costs of disposal.

12.
Trade and other liabilities

	2016	2015
all figures in £ millions

Trade payables	(333)	(319)
Accruals	(532)	(393)
Deferred income	(883)	(766)
Other liabilities	(303)	(268)
Trade and other liabilities	(2,051)	(1,746)

Analysed as:
Trade and other liabilities – current	(1,629)	(1,390)
Other liabilities – non-current	(422)	(356)
Total trade and other liabilities	(2,051)	(1,746)

The deferred income balance comprises principally multi-year obligations to deliver workbooks to adoption customers in school businesses; advance payments in assessment, testing and training businesses; subscription income in school and college businesses; and obligations to deliver digital content in future periods.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2016

13.
Business combinations

There were no significant acquisitions completed in the year and there were no material adjustments to prior year acquisitions.

The net cash outflow relating to acquisitions in the year is shown in the table below:

Total
all figures in £ millions

Cash – Current year acquisitions	(7)
Deferred payments for prior year acquisitions and other items	(8)
Net cash outflow on acquisitions	(15)

14.
Net debt and EBITDA

		2016	2015
all figures in £ millions	note

Non-current assets
Derivative financial instruments		171	78
Current assets
Derivative financial instruments		-	32
Marketable securities		10	28
Cash and cash equivalents (excluding overdrafts)		1,459	1,703
Non-current liabilities
Borrowings		(2,424)	(2,048)
Derivative financial instruments		(264)	(136)
Current liabilities
Borrowings		(44)	(282)
Derivative financial instruments		-	(29)
Total net debt		(1,092)	(654)

EBITDA (excluding restructuring)
Adjusted operating profit	2	635	723
Depreciation		80	75
Software amortisation		70	74
Total EBITDA		785	872

Net Debt / EBITDA ratio	1.4x	0.8x

In May 2016, Pearson repaid its $350m 4.0% US Dollar Notes on maturity.

The net debt / EBITDA ratio is presented as it is a measure commonly used by investors to measure balance sheet strength.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2016

15.
Classification of assets and liabilities measured at fair value

	---------Level 2---------			-----Level 3------
	Available for sale assets	Derivatives	Other assets	Available for sale assets	Other liabilities	Total fair value
all figures in £ millions

2016

Investment in unlisted securities	-	-	-	65	-	65
Marketable securities	10	-	-	-	-	10
Derivative financial instruments	-	171	-	-	-	171
Total financial assets held at fair value	10	171	-	65	-	246

Derivative financial instruments	-	(264)	-	-	-	(264)
Total financial liabilities held at fair value	-	(264)	-	-	-	(264)
2015

Investment in unlisted securities	-	-	-	143	-	143
Marketable securities	28	-	-	-	-	28
Derivative financial instruments	-	110	-	-	-	110
Total financial assets held at fair value	28	110	-	143	-	281

Derivative financial instruments	-	(165)	-	-	-	(165)
Total financial liabilities held at fair value	-	(165)	-	-	-	(165)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2016

15.
Classification of assets and liabilities measured at fair value continued

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models. Within level 3 assets and liabilities, the fair value of available for sale assets is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets, while the fair value of other liabilities represents the present value of the estimated future liability. There have been no transfers in classification during the year.

The market value of Pearson’s bonds is £2,381m (2015: £2,245m) compared to their carrying value of £2,420m 2015: £2,284m). For all other financial assets and liabilities, fair value is not materially different to carrying value.

Movements in fair values of level 3 assets and liabilities are shown in the table below:

	2016	2015
all figures in £ millions

Investments in unlisted securities
At beginning of year	143	45
Exchange differences	8	3
Additions	6	101
Fair value movements	-	-
Disposals	(92)	(6)
At end of year	65	143

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2016

16.
Cash flows

	2016	2015
all figures in £ millions

Reconciliation of (loss) / profit for the year to net cash (used in) / generated from operations

(Loss) / profit for the year	(2,335)	823
Income tax	(222)	(24)
Depreciation, amortisation and impairment charges	2,912	1,200
Net loss / (profit) on disposal of businesses and fixed assets	40	(1,194)
Net finance costs	60	29
Share of results of joint ventures and associates	(97)	(68)
Share-based payment costs	22	26
Net foreign exchange adjustment	43	22
Pre-publication	(19)	(57)
Inventories	17	10
Trade and other receivables	156	(99)
Trade and other liabilities	61	(80)
Retirement benefit obligations	(106)	(57)
Provisions	(10)	(13)
Net cash generated from operations	522	518

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2016

16.
Cash flows continued

		2016	2015
all figures in £ millions	note

Reconciliation of net cash generated from operations to closing net debt

Net cash generated from operations		522	518
Dividends from joint ventures and associates		131	162
Net purchase of PPE including finance lease principal payments		(90)	(85)
Net purchase of intangible assets		(157)	(160)
Add back: cost of major restructuring paid		167	-
Add back: special pension contribution		90	-
Operating cash flow		663	435
Operating tax paid		(63)	(129)
Net operating finance costs paid		(51)	(51)
Operating free cash flow		549	255
Cost of major restructuring paid		(167)	-
Special pension contribution (net of tax)		(72)	-
Non-operating tax paid		-	(103)
Free cash flow		310	152
Dividends paid (including to non-controlling interests)		(424)	(423)
Net movement of funds from operations		(114)	(271)
Acquisitions and disposals		19	1,395
Purchase of treasury shares		(27)	(23)
Loans repaid		14	7
New equity		7	11
Other movements on financial instruments		4	(1)
Net movement of funds		(97)	1,118
Exchange movements on net debt		(341)	(133)
Total movement in net debt		(438)	985
Opening net debt		(654)	(1,639)
Closing net debt	14	(1,092)	(654)

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson’s corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures.

Special pension contributions of £90m (£72m net of tax) in 2016 relate to the sale of the FT Group.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2016

17.
Return on invested capital (ROIC)

	2016	2015
all figures in £ millions

Adjusted operating profit	635	723
Less: operating tax paid	(63)	(129)
Return	572	594

Average: Goodwill	6,987	6,419
Average: Other non-current intangibles	2,481	2,296
Average: Intangible assets – Pre-publication	926	821
Average: Tangible fixed assets and working capital	1,070	781
Average: Total invested capital	11,464	10,317

ROIC	5.0%	5.8%

ROIC is a non-GAAP measure and has been disclosed as it is part of Pearson’s key business performance measures. ROIC is used to track investment returns and to help inform capital allocation decisions within the business. Average values for total invested capital are calculated as the average monthly balance for the year.

18.
Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition there are contingent liabilities of the Group in respect of legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

19.
Related parties

At 31 December 2016 the Group had loans to Penguin Random House (PRH) of £33m (2015: £47m) which were unsecured with interest calculated based on market rates. The loans are provided under a working capital facility and fluctuate during the year. The loans outstanding at 31 December 2016 were repaid in their entirety in January 2017. At 31 December 2016, the Group also had a current asset receivable from PRH of £21m (2015: £27m) arising from the provision of services. Service fee income from PRH was £4m in 2016 (2015: £16m).

Apart from transactions with the Group’s associates and joint ventures noted above, there were no other material related party transactions and no guarantees have been provided to related parties in the year.

20.
Events after the balance sheet date

On 18 January 2017, Pearson announced the intention to issue an exit notice to Bertelsmann regarding the 47% associate investment in PRH with a view to selling the stake or recapitalizing the business and extracting a dividend.

On 24 February 2017, Pearson announced the intention to trigger the early repayment option on its $550m 6.25% Global Dollar bonds 2018. There were no other significant post balance sheet events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 24 February 2017
By: /s/ NATALIE DALE

------------------------------------
Natalie Dale
Deputy Company Secretary